				EXHIBIT 12.1

WISCONSIN ENERGY CORPORATION
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Twelve Months Ended
	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
	(Millions of Dollars)

Pretax Income
Net Income	$167.0	$219.0	$154.2	$209.0	$188.1
Cumulative Effect of Change in
Accounting Principle, Net of Tax	-	(10.5)	-	-	-
Income Taxes	105.7	150.4	125.9	111.1	92.2
Total Pretax Income	272.7	358.9	280.1	320.1	280.3
Minority Interest Losses	0.1	(0.8)	-	-	-
Less
Undistributed equity in earnings of
unconsolidated affiliates	(8.4)	3.5	-	-	-
Total Pretax Income, Net	281.2	354.6	280.1	320.1	280.3

Fixed Charges
Interest Charges
Interest on Long-Term Debt (a)	206.0	186.0	137.3	124.2	108.5
Other Interest Expense	21.2	60.3	106.2	24.1	19.3
Interest Factors of Rents
Nuclear Fuel	1.9	3.3	3.9	3.5	3.1
Long-Term Purchase Power Contract (b)	22.3	21.5	21.0	20.4	20.3
Total Interest Charges	251.4	271.1	268.4	172.2	151.2
Preferred Stock Dividend Requirements of
Wisconsin Electric Power Company
Amount Not Tax Deductible	0.7	0.7	0.7	0.7	0.7
Ratio of Pretax Income to Net Income	1.6	1.6	1.8	1.5	1.5
	1.1	1.1	1.3	1.1	1.1
Amount Tax Deductible	0.5	0.5	0.5	0.5	0.5
Total Preferred Stock Dividend Requirements
of Wisconsin Electric Power Company	1.6	1.6	1.8	1.6	1.6
Distributions on Preferred
Securities of Subsidiary Trust	13.7	13.7	13.7	10.5	-
Total Fixed Charges As Defined	266.7	286.4	283.9	184.3	152.8

Total Earnings as Defined	$547.9	$641.0	$564.0	$504.4	$433.1
	=====	=====	=====	=====	=====

Ratio of Earnings to Fixed Charges	2.1x	2.2x	2.0x	2.7x	2.8x

(a)	Includes amortization of debt premium, discount and expense.
(b)	Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.